

January 29, 2013

Via E-mail
Mr. Frank Puissegur
Chief Financial Officer
American Commerce Solutions, Inc.
1400 Chamber Drive
Bartow, Florida 33830

> **Re:** **American Commerce Solutions, Inc.**
> **Form 10-K for the Fiscal Year Ended February 29, 2012**
> **Filed May 25, 2012**
> **File No. 033-98682**

Dear Mr. Puissegur:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form10-K for the Fiscal Year Ended February 29, 2012

Item 9A. Controls and Procedures, page 15

1. We note your disclosure that management concluded that your disclosure controls and procedures as well as your internal control over financial reporting were not effective as of February 29, 2012. However, we also note your discussion under the heading *Limitations on the Effectiveness of Controls* that management concluded that your disclosure controls and procedures were sufficiently effective to provide reasonable assurance that the objectives of your disclosure control system were met. Please amend your filing to provide a single, consistent conclusion regarding your disclosure controls and procedures. Please also amend your fiscal 2012 Forms 10-Q to address this comment.

2. In the amended filings, please disclose the material weaknesses you identified in concluding that your internal control over financial reporting was not effective. We refer you to Item 308(a)(3) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640, or me at (202) 551-3676 if you have any questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief